Exhibit B

July 15, 2014

Cliffs Natural Resources Future Heads to Shareholder Vote

By: Antoine Gara

NEW YORK (TheStreet) -- In early 2011, Cliffs Natural Resources made an all-in bet on recovering iron ore prices through a $4.9 billion acquisition of Quebec-based miner Consolidated Thompson. Within 18 months, iron ore prices plummeted to lows not seen since the depths of the financial crisis, and in January 2014, fledgling activist hedge fund Casablanca Capital bought $200 million of Cliffs' stock and said it had a plan to turn the company around.

For six months, Cliffs and Casablanca have battled over their competing strategies in what looks to be one of the thorniest activist investments in recent memory. If the price of iron ore has dropped nearly 50% since Cliffs signed its Consolidated Thompson deal, the company's shares have fallen almost as much since Casablanca disclosed its 5.2% stake in late January 2014.

With no settlement on the horizon, Cliffs and Casablanca sent their proposals to shareholders to vote on at the company's July 29 annual shareholder meeting. Casablanca wants six seats on a nine-member board at Cliffs with one nominee, Laurenco Goncalves, acting as the company's senior most executive officer. Casablanca has also promised to withdraw Cliffs from what it sees as a failed international expansion, helping the company re-focus on its profitable U.S. operations.

On July 1, Casablanca nominated James Sawyer, a longtime CFO at chemicals producer Praxair, to replace Merrin on its six-director slate.

For Casablanca, Bloom Lake stands as the biggest example of the company's waste. Other examples include $1.4 billion the company invested in coal assets in West Virginia and Mississippi, and $500 million spent on chromite assets in Canada's so-called "ring of fire." In total, Casablanca calculates that most of Cliffs' current board has approved M&A and investments that wasted roughly $9 billion across the company.

It didn't always appear that Casablanca would need to run a hostile campaign. According to SEC filings posted by Casablanca, the fund believed a settlement with Cliffs was imminent in mid-March.

On March 14, Cliffs' executive chairman James F. Kirsch indicated he was willing to take three of Casablanca's director nominees onto its board, with one director, Lourenco Goncalves, assuming his role of executive chairman. That offer, Casablanca believed, was an acceptable starting point to bring about change.

Initial sketches of the settlement, disclosed in a June 11 filing with the Securities and Exchange Commission, show that Kirsch agreed Cliffs CEO Gary Halverson would report to Goncalves as executive chairman, subject to interviews with the company's board. Over the next month, Goncalves flew to Cleveland, Milwaukee, Houston, Washington and Ft. Lauderdale to interview with Cliffs' board members.

Once Cliffs' North American businesses are freed from burdensome international assets, Casablanca expects to either convert the company to a master limited partnership (MLP) or have the company sold.

Recently, Casablanca began to criticize Cliffs' compensation practices, which show rising compensation and low stock ownership among top executives even as shares continue to tumble. Perhaps, after testing one of the most ambitious and unusual activist efforts of 2014, Casablanca is now looking for established ways to rally shareholders.

Okapi Partners is running Casablanca's proxy contest, while D.F. King is working with Cliffs. Cliffs Natural Resources and Casablanca Capital declined to comment beyond their public statements and proxy filings.